SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                   FORM 6-K

                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of


                      The Securities Exchange Act of 1934



For the month of March 2003


                               Hummingbird Ltd.
              --------------------------------------------------
                (Translation of registrant's name into English)


              1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
          -----------------------------------------------------------
                   (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F ______    Form 40-F __X___


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes _____          No __X__

HUMMINGBIRD LOGO OMITTED


             Hummingbird Ltd. Acquires Leading Practice Management
                        Firm LegalKEY(R) Technologies

          Acquisition Strengthens Solution Offering to Law Firms and
            Professional Services Organizations, Reaffirms Strong
                          Commitment to Legal Market


Toronto - March 10, 2003 -- Hummingbird Ltd. (TSE: "HUM" AND NASDAQ: "HUMC"), a world-leading developer of enterprise information management solutions
(EIMS), today announced the acquisition of LegalKEY(R) Technologies, Inc., a New York-based, privately held software and solutions company specializing in integrated practice management applications for law firms and professional services organizations. LegalKEY has a stellar reputation for its domain expertise in the delivery of integrated practice management applications, with a prestigious list of customers that include top grossing law firms in the US, Canada, the UK and throughout Europe. Its suite of applications encompass Automated Client/Matter Intake, Conflict Resolution, Docketing/Calendaring, and Electronic Records Management.

LegalKEY will function as a subsidiary of Hummingbird and will continue to serve all their existing clientele. The executive management of LegalKEY will remain in charge of the LegalKEY operation. "We are very pleased to join the Hummingbird family," said Yuri Frayman, President and Founder of LegalKEY. "We have tremendously increased our ability to innovate and deliver better practice management solutions to the market, while we continue to serve our customers and preserve their investments in our applications," added Frayman.

The acquisition advances Hummingbird's position in the legal market and furthers its goal of offering an integrated vertical solution tailored to law firms. Additionally, it strengthens Hummingbird's strategy to provide an integrated suite for complete life cycle management of documents, knowledge repositories, digital and paper records, and client and matter information. The combination of LegalKEY technology and Hummingbird Enterprise(TM) will deliver unrivalled value to customers enabling them to:

     o   Automatically capture information relating to a new matter;
     o   Check for potential conflict of interest relating to a new matter;
     o   Profile and manage documents associated with a matter;
     o   Associate the matter with the firm's experts;
     o   Assign and manage critical dates and reminders;
     o Share and collaborate around documents in a highly secure virtual deal room;
     o Manage and leverage the firm's collective know-how through advanced searching capabilities that support automated categorization of content from diverse information sources within and outside the firm;

     o Establish classification, retention and disposition rules for paper and electronic records, including e-mail;
     o Integrate with client billing information and with Hummingbird's query and reporting tools that enable profiling and dissemination of structured reports;
     o Manage contact information for follow-up and proactive marketing of the firm's services; and
     o Provide single-point of access to content and matter information from a web browser, from an Outlook client or from a Microsoft Office application.

"The acquisition of LegalKEY provides us with domain expertise and a proven suite of practice management applications specifically tailored to law firms and professional services organizations. It reaffirms our commitment to the legal market and strengthens our leadership position," said Fred Sorkin, Chairman and Chief Executive Officer of Hummingbird. "The acquisition is consistent with our strategy to build repeatable, high value applications in targeted vertical markets, provide single point of service to our customers, thereby helping them to realize improved operational efficiencies with a lower total cost of ownership," he added.

For LegalKEY customers currently utilizing iManage's document management system Hummingbird will offer a free migration package from iManage to Hummingbird DM5.

Hummingbird will host a Webcast to address the scope, benefits and the business value that both LegalKEY and Hummingbird customers will derive from this acquisition. Senior executives from both companies will participate in this call. Specific details relating to the Webcast will be communicated to both LegalKEY and Hummingbird customers by March 14, 2003.

Hummingbird will host a conference call on March 11, 2003, at 8:30 a.m. Dial-in instructions as follows: 416-640-1907 or 1-800-814-4857.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

About LegalKEY(R) Technologies, Inc

LegalKEY Technologies, Inc. is a software development company that focuses on integrated practice support systems for law firms and other professional service organizations. We understand that efficient access to information protects the firm from risk and improves the productivity of timekeepers and staff. Our suite of products is fully integrated to promote consistent creation, use and maintenance of client/matter information.

The LegalKEY(R) client base consists of mid-and large-sized firms, in both single- and multi-office environments. They can be found in the United States, Canada and Europe. Our client base is diverse in size and expertise. Many of them are considered "trend setters" because of their willingness to adopt new business strategies and technologies. Frequently, they are seen as leaders in their communities. LegalKEY(R) provides both subject matter and technical expertise to our clients. Our staff includes former law firm records and conflicts managers, as well as highly skilled developers and technologists.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200                           Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207                           Fax: (416) 496-2207
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com
----------------------------                ---------------------------------

LegalKEY Contacts
Yuri Frayman
President
LegalKEY Technologies, Inc.
Tel:  212-248-4455
yfrayman@legalkey.com
---------------------

[HUMMINGBIRD LOGO OMITTED]

              GRAY PLANT MOOTY SELECTS HUMMINGBIRD ENTERPRISE(TM)
            5.0 TO IMPROVE DOCUMENT AND RECORDS MANAGEMENT PROCESS

      Integrated, functionality-rich components of Hummingbird Enterprise will enable Minnesota-based law firm to simplify internal
                          processes and reduce costs

Toronto - March 11, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Minnesota law firm, Gray Plant Mooty has purchased Hummingbird Enterprise(TM), for its advanced document and records management technologies. Hummingbird Enterprise will provide an integrated, secure environment for comprehensive lifecycle management and protection of all matter related data at the firm, including physical records, documents, emails and scanned images. Gray Plant Mooty's attorneys and staff will be better able to share, track and access paper, electronic and email records, ensuring quicker response to client needs.

Gray Plant Mooty offers a wide range of legal services from offices in Minneapolis and St. Cloud, Minnesota. The company is relocating its Minneapolis office this year and decided to significantly reduce the amount of space allotted for storing physical records. By converting physical records to an electronic format, the firm will develop a formalized record disposal, simplifying records administration as well as reducing the space requirements needed to store records, directly impacting the firm's bottom line.

"Having already experienced success with the Hummingbird document management system, we began looking for a solution that would help us improve our records management process. We wanted to consolidate our databases into one integrated document and records management solution that would also integrate with our email software," said Sarah Collette, Supervisor Software Support, Gray Plant Mooty. "The scalable, web-based interface of Hummingbird Enterprise will seamlessly integrate with our existing applications, lowering the time and cost of administration for our IT staff and, by integrating our document management software with our email package, reduce attorney training."

Through the Hummingbird consolidated and organized platform, users will be able to track email messages as records with functional security and term level security. The implementation will enable the firm to centrally save, index and manage all matter related emails.

ADV Document Systems, Inc., a Minneapolis-based software integrator and developer and long-standing Hummingbird partner, recommended the document and records management solution to Gray Plant Mooty based on the powerful, interoperable components of Hummingbird Enterprise and the highest usability and functionality of the combined suite of products. ADV is responsible for installing and customizing a client and matter centric system adapted to the firm's FileRoom process, ensuring staff will have the information they need, when and where they need it.

"Given the increasingly competitive environment in the legal industry today, it is important for law firms to adopt new and innovative technology solutions to generate a competitive advantage," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "The Hummingbird Enterprise technologies will provide Gray Plant Mooty with a customized, consolidated records management platform that will enhance operating efficiencies and deliver cost-effective legal services, improving client relationships."

About ADV
ADV is exclusively focused on the process of selecting and deploying information management applications and related technologies. This single-minded focus has allowed ADV to develop a depth of understanding of customer needs and applicable technologies that is unusual in industry. ADV helps healthcare, legal, and public sector clients to select and deploy systems that best fit their business requirements. For more information, please visit: http://www.advdoc.com

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management solution (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                            Michele Stevenson
Chief Financial Officer                 Corporate Communications Manager
Hummingbird Ltd.                        Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205             Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                       Fax:  416-496-2207
                                        michele.stevenson@hummingbird.com
                                        ---------------------------------

[HUMMINGBIRD LOGO OMITTED]


                HUMMINGBIRD ENTERPRISE(TM) 5.0 WINS THE MIDSIZE
               ENTERPRISE INNOVATION(TM) AWARD FOR BEST OF SHOW

Toronto - March 11, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that it has been selected by senior IT executives as the winner of the Midsize Enterprise Innovation(TM)Award for Best of Show. Hummingbird received the honor at the Midsize Enterprise Summit, a Gartner, Inc. (NYSE: IT and ITB) event, held in Los Angeles, California, March 2-4, 2003.

Senior IT executives attending the Summit selected Hummingbird based on its creative and innovative presentation of the Hummingbird Enterprise(TM) technology, a powerful suite of integrated information and content management products. The Best of Show Award is presented for the creative design and delivery of the company's message with emphasis placed on the clarity, depth and cohesiveness of the company's presentation throughout the Summit.

"The IT executives review many products and services at Midsize Enterprise Summit focusing on the challenges of developing effective IT strategies. Through voting on this award, they recognize Hummingbird as a leader in their category," said Dennis Masella, vice president, Midsize Enterprise Summit. "Hummingbird competed for the award with many industry leaders participating in the event, such as Open Text, Microsoft Corporation, SAP, PeopleSoft and Crystal Decisions."

Hummingbird Enterprise offers organizations a 360(degree) view of their knowledge assets by bringing together industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management solution (EIMS). The components of Hummingbird Enterprise may be deployed as standalone applications or as part of an integrated suite. Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

"Hummingbird is honored to receive this award acknowledging our ability to deliver reliable, comprehensive technology for information and knowledge asset management," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "It is especially satisfying knowing we were chosen by experienced IT executives who are responsible for demonstrating a return on investment for technology purchases and improving business processes across the enterprise."

Midsize Enterprise Summit(R)is produced by Vision Events(R), a Gartner, Inc. (NYSE: IT and ITB) company.

About Midsize Enterprise Summit
Midsize Enterprise Summit brings Senior IT Executives from midsize businesses together with Gartner Analysts and leading Vendors. The focus - enabling strategic IT decision-making - drives Gartner-led sessions, Vendor-led World Premiere and Private Boardroom presentations, a Showcase of Exhibits, and networking events. More information on this Summit is available at http://www.midsizeenterprise.com or call 877-619-7956. Vision Events, a Gartner, Inc. (NYSE: IT and ITB) company, is a leading producer of highly focused business events including Midsize Enterprise Summit.

About Gartner, Inc.
Gartner, Inc. is a research and advisory firm that helps more than 10,500 clients leverage technology to achieve business success. Gartner's businesses consist of Research, Consulting, Measurement, Events and Executive Programs. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, and has 4,000 associates, including more than 1,000 research analysts and consultants, in more than 75 locations worldwide. Fiscal 2002 revenue totaled $907 million. For more information, visit www.gartner.com.
                            ---------------

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Inder Duggal                              Michele Stevenson
Chief Financial Officer                   Corporate Communications Manager
Hummingbird Ltd.                          Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205               Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                         Fax:  416-496-2207
                                          michele.stevenson@hummingbird.com
                                          ---------------------------------

[HUMMINGBIRD LOGO OMITTED]

             HUMMINGBIRD RECOGNIZED AS A `VISIONARY' IN THE SMART
                ENTERPRISE SUITE (SES) MAGIC QUADRANT FOR 2003

         Research report affirms Hummingbird strategy of delivering an integrated suite of products within a portal framework

Toronto - March 13, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Gartner, Inc. (NYSE: IT and ITB), a leading technology research and advisory firm, has positioned Hummingbird in the Visionary Quadrant of the Smart Enterprise Suite (SES) Magic Quadrant for 2003. According to Gartner, because this is an emerging market, they have not yet identified any Leaders or Challengers. Gartner describes visionaries as, "companies that show a strong understanding of the likely evolution of the market."

Gartner first identified the emergence of a new category for enterprise software vendors called the smart enterprise suite (SES) in May 2002, predicting a single product offering bundling portal, collaborative and content management functionalities. According to the report, "the SES is becoming a highly significant evolutionary trend as these related markets mature and merge."

The Research Note of March 4, 2003, entitled: The Smart Enterprise Suite Magic Quadrant for 2003, by research directors Simon Hayward, Mark Gilbert, Gene Phifer and French Caldwell, is Gartner's first Magic Quadrant for the SES market. In evaluating the vendors, Gartner looked at strengths in integration across each of the software components, as well as market presence. When considering the Visionary Quadrant, Gartner weighed the degree to which the vendor has aligned with the concept of a suite as a primary element in its approach to the market, and the success realized so far by the suite. The Smart Enterprise Suite Magic Quadrant for 2003 is available directly from Gartner, Inc. at www.gartner.com

"Our position in the SES Magic Quadrant is a confirmation of our strategy of delivering a robust document management foundation with an integrated suite of value-added SES components such as Hummingbird Collaboration(TM), Hummingbird KM(TM) and Hummingbird Portal(TM)," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "We are committed to creating incremental value for our customers by leveraging our powerful suite of products through a focused solutions strategy. Many of our customers including the United States Air Force, European Court of Human Rights, Guidant Corporation, Clifford Chance and The Public Service Company of New Mexico have demonstrated measurable ROI and business value associated with our products."

Gartner, Inc.'s Magic Quadrant positions vendors in a particular market segment based on their vision and ability to execute that vision. According to Gartner, Inc., visionaries have a clear vision of market direction and are focused on preparing for that, but they can still improve in terms of optimizing service delivery.

The Magic Quadrant is copyrighted March 2003 by Gartner, Inc., and is reused with permission, which permission should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner, Inc.'s opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Gartner does not advise enterprises to select only those firms in the "Leaders" quadrant. In some situations, firms in the Visionary, Challenger, or Niche Player quadrants may be the right match for an enterprise's requirements. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources including other published information and direct analyst interaction. Gartner, Inc. expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com
                                             ---------------------------------

[HUMMINGBIRD LOGO OMITTED]

                   HUMMINGBIRD SELECTED AS A LEADING COMPANY
                      IN KNOWLEDGE MANAGEMENT TECHNOLOGY

             KMWorld magazine cites Hummingbird as one of the "100
                Companies That Matter in Knowledge Management"
                          for third consecutive year


Toronto - March 13, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that KMWorld magazine has named Hummingbird as one of the 100 companies that matter in knowledge management for the third consecutive year. Compiled informally through discussions with colleagues, analysts and vendors, KMWorld assembled the list of organizations leading the way in the knowledge economy to generate interest and discussion about knowledge management tools and services.

KMWorld is a business-to-business news and analysis magazine written for managers, professional users and integrators of knowledge solutions. Published by Information Today, Inc., it is the leading information provider serving the knowledge management systems market with more than 56,000 subscribers.

"All companies included on our list have either helped create a market, redefined one or enhanced one," said Hugh McKellar, executive editor, KMWorld. "Knowledge management encompasses many disciplines and the Hummingbird suite of products provides organizations with all the necessary tools to effectively manage their entire enterprise content."

"We are pleased to be recognized once again on KMWorld's list of the `100 Companies that Matter in Knowledge Management'," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "In order to be truly competitive in today's business environment, organizations must understand the importance of leveraging collective expertise and maximizing intellectual assets. The comprehensive and integrated technologies of Hummingbird Enterprise(TM) empower our clients to collaborate and share their knowledge base, enhancing overall productivity."

The complete list of "KMWorld's100 Companies That Matter in Knowledge Management" is featured in the March 2003 issue of KMWorld magazine and is also available on its website at www.kmworld.com/100.cfm.
                                 -----------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com
                                             ---------------------------------

[HUMMINGBIRD LOGO OMITTED]

                  HUMMINGBIRD ENTERPRISE(TM) DELIVERS A 318%
                         ROI FOR GUIDANT CORPORATION


       Nucleus Research report finds Guidant increased productivity and reduced personnel costs and communication costs
           after deploying Hummingbird records management technology


Toronto - March 24, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Hummingbird RM(TM), the records management technology of Hummingbird Enterprise(TM), delivered a 318% return on investment (ROI) to its customer Guidant Corporation with a payback period of only four months. According to an independent analysis conducted by Nucleus Research, a Massachusetts-based firm that evaluates financial return on IT assets, Guidant achieved a positive ROI on their Hummingbird deployment because of reduced personnel costs and communication costs and increased employee productivity for both records administration staff and internal, line-of-business customers.

Headquartered in Indianapolis, Guidant Corporation is a world leader in the design and development of cardiovascular medical products with more than 10,000 employees worldwide. Strict FDA requirements and industry compliance issues dictate that Guidant must retain its records for a product's lifetime plus two years after the product is retired. By 2001, through a series of corporate acquisitions, Guidant was relying on 10 different databases for record tracking, placing inefficient administrative burdens on IT staff. When the firm's records management supervisory team decided to invest in a reliable, cost-effective records management solution they chose to leverage their prior investments in the Hummingbird imaging and document management software.

"The greatest improvement since deploying Hummingbird RM has occurred in departments that traditionally produce millions of pages of paper records. Finance, payroll, quality assurance, manufacturing and the device tracking department have all experienced improvements in their records management," said Alan Lybeck CRM, Records Management Group Leader, Guidant Corporation. "The biggest cultural change is that we've automated a very paper intensive process and we're using state of the art web-based tools to do it."

The web-enabled platform of Hummingbird RM easily supports Guidant's existing records retention schedules and policies, virtually automating their execution and significantly streamlining Guidant's record management process. The search and access functionality is deployed to internal customers through the company intranet. Employees can file, manage and access records faster and more efficiently.

"The Hummingbird RM technology replaced time-intensive records management processes at Guidant, enabling quicker cycle times and faster decision-making across the entire company," said Rebecca Wettemann, vice president of research, Nucleus Research, Inc. "Before implementing Hummingbird RM, central records staff would spend five hours each week preparing documents and forms for the records centre. Now staff spend just one hour per week, on average, which has a direct impact on bottom-line results for the company."

"We are extremely pleased with the Nucleus Research study as it clearly validates the Hummingbird Enterprise technology and the value proposition our product suite brings to our customers," said Barry Litwin, president, Hummingbird Ltd. "Our success with Guidant Corporation demonstrates our expertise and the substantial benefits our technology brings to our customers in solving critical business needs and improving internal processes."

The complete Guidant ROI case study by Nucleus Research is available on the Hummingbird website at:
http://www.hummingbird.com/collateral/ss/roi/guidant.html
---------------------------------------------------------

About Guidant Corporation
Guidant Corporation pioneers lifesaving technology, giving an opportunity for a better life today to millions of cardiac and vascular patients worldwide. The company, driven by a strong entrepreneurial culture of more than 10,000 employees, develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. For more information, visit www.guidant.com.
                                                ---------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207                           michele.stevenson@hummingbird.com
                                            ---------------------------------

[HUMMINGBIRD LOGO OMITTED]


       Hummingbird acquires Key Automation/Dispro, leading distributors and integrators of Document Information Management Systems in the Netherlands and Benelux.

       Acquisition extends and accelerates Hummingbird's market reach in the Benelux for its suite of Enterprise Information Management Solutions.


Toronto - March 26, 2003-- Hummingbird Ltd. (TSE: "HUM" AND NASDAQ: "HUMC"), a world-leading developer of enterprise information management solutions (EIMS), today announced the acquisition of Key Automation Nederland B.V. and its affiliate Dispro B.V. (herein referred to as "Key Automation/Dispro") privately held distributors and integrators of document management solutions in the Netherlands and Benelux.

Key Automation/Dispro are long standing Hummingbird partners with over ten years of experience in the deployment and integration of Hummingbird products. While their expertise spans virtually every industry, Key Automation/Dispro is recognized as the market-leader in the government sector for document, records and correspondence management solutions. Consistently profitable, Key Automation/Dispro provide high value product integration, deployment, implementation and educational services that deliver single source point of support to manage the entire life cycle associated with enterprise information management solutions.

"The acquisition of Key Automation/Dispro is consistent with our strategy to build higher value solutions around our core Hummingbird Enterprise suite of products" said Fred Sorkin Chairman and Chief Executive Office of Hummingbird. "New compliancy and disclosure requirements, e-government initiatives plus the increased interdependence between member states of the European Union create a strategically viable market need that Hummingbird and Key Automation/Dispro can uniquely address," added Sorkin.

Key Automation/Dispro is a strategic fit for Hummingbird and compliments every aspect of our business - from product knowledge and industry-specific expertise to brand recognition, particularly:

     o In-depth knowledge of Hummingbird Enterprise especially the portal and document, records and knowledge management technologies;
     o Proven track record in the deployment of complex document and content management solutions based on Hummingbird products;
     o Highly experienced integrating Hummingbird products with a wide range of 3rd party technologies such as Imaging, Workflow and Web Content Management;
     o Certified Member of the Records Management Coalition in the Netherlands;
     o Recognized as a leading provider of records and correspondence management solutions across a wide range of industries both public sector and commercial concerns.

"We are very pleased with our association with Hummingbird" said Gerard Brefeld, General Manager of Dispro and Guillaume Petit, General Manager of Key Automation. "Because of our extensive familiarity with Hummingbird products we are in a unique position to ramp up the delivery of document management solutions thereby add immediate value to the Hummingbird strategy of extending its market reach in the Benelux market" added Petit and Brefeld.

Hummingbird will host a conference call on March 27, 2003, at 8:30 a.m. Dial-in instructions as follows: 416-640-1907 or 1-800-814-4862.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

About Key Automation/Dispro

Key Automation Nederland B.V. is a full service provider of Document Information Systems, Correspondence tracking and Records Management solutions. The vision of Key Automation is based on the `document life cycle' methodology, where documents are traceable and accessible through their entire life cycle.

Dispro B.V. is active in the Benelux in the area of Document Information Systems, with a focus on document imaging, document management, workflow management, knowledge management and records management. Dispro has a fully developed reseller channel in the Benelux and they work with other technology vendors to integrate products for building solutions for specific market segments.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200                           Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207                           Fax: (416) 496-2207
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com
----------------------------                ---------------------------------

Key Automation                              Dispro
Guillaume Petit                             Gerard Brefeld
Buitenomweg 13                              Buitenomweg 13
2811 BM Reeuwijk                            2811 BM Reeuwijk
Tel. +(31)(0)182-389670                     Tel. +(31)(0)182-389680
Fax. +(31)(0)182-389671                     Fax. +(31)(0)182-389681
g.petit@key-automation.nl                   g.brefeld@dispro.nl
-------------------------                   -------------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.


                                                Hummingbird Ltd.
                                                (Registrant)



Date: April 1, 2003                             By:
                                                    ---------------------------
                                                Inder P.S. Duggal
                                                Chief Financial Officer and
                                                Chief Controller